

                                                  Year Ended      Year Ended
                                                 June 30, 1995   June 30, 1994
                                                 _____________   _____________

EQUIVALENT SHARES:

Average Shares Outstanding                            547,425         545,158

Total Equivalent Shares                               547,425         545,158
Total Primary Shares                                  613,666         602,625
Total Fully Diluted Shares                            730,548         675,867


Net Operating Income before Change in
  Accounting Principle                           $  1,489,381    $  1,200,559
Cumulative Effect of Change in Accounting
  Principle                                                 0         260,000
                                                 _____________   _____________
Net Income                                          1,489,381       1,460,559
Less Preferred Stock Dividend                         139,999         104,999
                                                 _____________   _____________
Net Income after Preferred Dividend              $  1,349,382    $  1,355,560
                                                 =============   =============


Primary Earnings Per Share on Net Operating
  Income                                         $      2.20     $      1.82
Fully Diluted Earnings Per Share on Net
  Operating Income                               $      2.04     $      1.78
Primary Earnings Per Share on the Change in
  Accounting Principle                           $      0.00     $      0.43
Fully Diluted Earnings Per Share on the Change
  in Accounting Principle                        $      0.00     $      0.38
Primary Earnings Per Share on Net Income         $      2.20     $      2.25
Fully Diluted Earnings Per Share on Net Income   $      2.04     $      2.16




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